UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number N/A
Rockwell Automation Retirement
Savings Plan for Represented Hourly Employees
(Exact name of registrant as specified in its charter)
1201 South 2nd Street
Milwaukee, Wisconsin 53204
(414) 382-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 0
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Rockwell Automation Retirement Savings Plan, as successor to the Rockwell Automation Retirement Savings Plan for Represented Hourly Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 3, 2011	ROCKWELL AUTOMATION RETIREMENT
SAVINGS PLAN, AS SUCCESSOR TO THE
ROCKWELL AUTOMATION RETIREMENT
SAVINGS PLAN FOR REPRESENTED HOURLY EMPLOYEES

	By:	/s/ Teresa E. Carpenter Teresa E. Carpenter
Plan Administrator